United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2003

Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-00496	51-0023450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Item 7.   Financial Statements and Exhibits.

        c.   Exhibits.

           99.1   Press Release of Hercules Incorporated dated October 30, 2003.

Item 12.   Results of Operations and Financial Condition.

On October 30, 2003, Hercules Incorporated ("Hercules") reported its third quarter 2003 results. A press release detailing the third quarter 2003 financial performance, dated October 30, 2003, was issued by Hercules and is furnished as an exhibit hereto and incorporated by reference herein.

The press release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The table below provides a reconciliation of EBITDA to net cash provided by (used in) operations for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,	
	2003	2002
EBITDA (See Table 1 of press release):	$254	$118
Provision for income taxes	(23)	11
Interest, debt expense and preferred security distributions	(99)	(122)
Operating cash flows, net	(93)	(260)
Net cash provided by (used in) operations	$39	$(253)

The press release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight to the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 30, 2003   By: **HERCULES INCORPORATED**

/s/ Fred G. Aanonsen
_____
Fred G. Aanonsen
Vice President and Controller

EXHIBIT INDEX

Number   Exhibit

99.1   Press Release of Hercules Incorporated dated October 30, 2003.